August 27, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Joseph Klinko, Lily Dang, John Coleman, Claudia Rios and Irene Barberena-Meissner

Re:	Atlas Critical Minerals Corporation
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted August 11, 2025
CIK No. 0001684688

Ladies and Gentlemen:

This letter is submitted on behalf of Atlas Critical Minerals Corporation (the “Company”) in response to the comments from the staff of the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”), of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated August 19, 2025 (the “Staff Letter”) with respect to the Company’s Amendment No. 3 to the Draft Registration Statement on Form F-1 submitted to the Commission on August 11, 2025 (the “Draft Registration Statement”).

We are concurrently submitting confidential Amendment No. 4 to the Draft Registration Statement (the “Amendment “) which reflects changes made in response to the Staff Letter and certain other changes.

For ease of reference, each of the Staff’s comments is indicated in this letter in italics, followed by the Company’s responses thereto.

Amendment No. 3 to Draft Registration Statement on Form F-1

Prospectus Summary

Reverse Stock Split, page 5

1.	We note that in response to prior comment one, you have made some but not all necessary revisions. Please revise your historical financial statements in the F- section to reflect the effects of your reverse stock split on a retroactive basis for all periods presented, to comply with ASC 260-10-55-12 and ASC 505-10-S99-4 (SAB Topic 4:C). Add a note to disclose the reverse stock split event and timing, the retroactive treatment and the nature of changes made. Please ensure that the number of shares and earnings per share disclosed in all other applicable notes are revised for the effects of your reverse stock split. Additional revisions are also necessary outside the financial statements, such as the first bullet point on page 36 and the last paragraph on page 113.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that the historical financial statements were updated to give effect to the reverse stock split. In addition, we reviewed and revised the disclosure to ensure that the effects of the reverse stock split were reflected throughout the Amendment, including as noted by the Staff’s comment.

Business

Atlas Lithium Option Agreement, page 40

2.

We note your response to prior comment two, stating that while the Atlas Lithium Option Agreement was entered into on December 19, 2024, the payment consideration of common shares equivalent to $500,000 for entering into the Option Agreement was made and accounted for in fiscal year 2025, based on the conditions in Sections 2.6 and 2.7 of the Option Agreement filed as Exhibit 10.4.

We note Section 2.5 of the Option Agreement stating “...within two Business Days of entering into the Agreement, Jupiter Gold shall take all the necessary steps to issue Atlas Lithium shares of Jupiter Gold’s Common Stock (the “Option Consideration”) equal to $500,000...”, and do not see a correlation between this statement and Sections 2.6 and 2.7. Please explain the correlation or consider whether an amendment to your Option Agreement is necessary to clarify the share issuance obligation date and terms, if no obligation as of December 31, 2024 was intended.

With regard to Brazil Mineral Resources Corporation (BMR), please expand your disclosure to clarify that if the purchase option is exercised, BMR will be considered and accounted for as a transaction between entities under common control.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that following the signing of the Option Agreement, both parties implicitly agreed to waive the two Business Days condition set forth in Section 2.5 of the Option Agreement and postpone the share issuance to fiscal year 2025. Our reference to Sections 2.6 and 2.7 of the Option Agreement was an inarticulate attempt to state that no transfer instructions were issued to the transfer agent pursuant to Section 2.6 of the Option Agreement due to the implicit agreement between the parties to postpone the timing of the share issuance. To reflect this understanding, the Company and Atlas Lithium Corporation have executed a Waiver Agreement to the Option Agreement, which is filed as Exhibit 10.5 to the Amendment. We have revised the disclosure to explain how the parties’ implicit understanding, as set forth in the Waiver Agreement, impacted the timing of the shares issuance.

Regarding the potential BMR acquisition, we revised the disclosure in the Amendment to clarify that if the purchase option is exercised, BMR will be considered and accounted for as a transaction between entities under common control, as requested by the Staff.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

3.	Given revisions to the audited financial statements to address the reverse stock split comment above, please have your auditor consider the need to update the audit report. We reissue prior comment 3.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that the auditors’ report was amended to reflect the changes arising from the impacts of the reverse stock split on the Company’s historical financial statements, which amended report is included in the Amendment.

Note 1 - Organization, Business and Summary of Significant Accounting Policies, page F-7

Segment Reporting, page F-8

4.	Please expand your disclosure to discuss the segment profitability measure(s) used by your Chief Operating Decision Maker, consistent with the guidance in ASC 280-10-50-28A, 280-10-55-15E and 55-15F.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that the disclosure of segment profitability measure was expanded in the Segment Reporting note to the Company’s Consolidated Financial Statements included in the Amendment consistent with the guidance in ASC 280-10-50-28A, 280-10-55-15E and 55-15F.

* * *

Should the Staff have any questions or require any additional information, please do not hesitate to contact the undersigned at 619-272-7062, or Jack Kennedy 619-272-7064.

Sincerely,

/s/ Daniel W. Rumsey
Daniel W. Rumsey
Managing Director
Disclosure Law Group, a Professional Corporation

cc:	Marc Fogassa
Chairman and Chief Executive Officer
Atlas Critical Minerals Corporation